UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 02.558.157/0001-62

Company Registry (NIRE): 35.3.0015881-4

EXTRACT OF THE MINUTES OF THE 409th BOARD OF DIRECTORS' MEETING OF

TELEFÔNICA BRASIL S.A. HELD ON DECEMBER 10th, 2021

1.   DATE, TIME AND VENUE: On December 10, 2021, at 09:00 a.m., held remotely, as provided in Article 19, paragraph 1 of the Internal Rules of the Board of Directors and the Technical and Advisory Committees of Telefônica Brasil S.A. (“Company”).

2.   CALL NOTICE AND ATTENDANCE: The call was held in accordance with the Company's Bylaws. All members of the Company's Board of Directors were present and are subscribing these minutes, establishing, therefore, a quorum for installation under the terms of the Bylaws. There were also presents, the Chief Financial and Investor Relations Officer, Mr. David Melcon Sanchez-Friera; the General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, as Secretary of the Meeting; and the individually appointed hosts for the matters below, whose attendance was restricted to the time of examination of the respective matters.

3.       PRESIDING BOARD: Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira - Meeting Secretary.

4.       AGENDA AND RESOLUTION: After examining and deliberating on the matter on the Agenda, the members of the Board of Directors unanimously decided as follows:

4.1. Statement of Interest on Capital (“IoC”) and Interim Dividends (“Dividends”):

4.1.1. Statement of Interest on Capital: The proposal to state IoC based on the balance sheet as of November 30, 2021, in the gross amount of R$805,000,000.00, corresponding to R$684,250,000.00 net of withholding income tax, was approved. The interest per share is equivalent to R$0.48004152205 per common share (R$0.40803529374 net of income tax).

The IoC shall be credited individually to the shareholders, in accordance with the shareholding position in the Company's records at the end of December 27, 2021. After this date the shares will be considered “ex-interests”.

The IoC will be included in the minimum mandatory dividend for fiscal year 2021 ad referendum of the General Shareholders' Meeting to be held in 2022, and the payment will be made until July 31, 2022, the date to be set by the Company's Board of Directors.

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TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 02.558.157/0001-62

Company Registry (NIRE): 35.3.0015881-4

EXTRACT OF THE MINUTES OF THE 409th BOARD OF DIRECTORS' MEETING OF

TELEFÔNICA BRASIL S.A. HELD ON DECEMBER 10th, 2021

4.1.2. Statement of Interim Dividends: The proposal to state the Interim Dividends, ad referendum of the General Shareholders' Meeting to be held in 2022, based on the balance sheet as of November 30, 2021, in the amount of R$1,500,000,000.00. The dividends per share is equivalent to R$0.89448730817 per common share.

The Dividends shall be credited individually to the shareholders, in accordance with the shareholding position in the Company's records at the end of December 27, 2021. After this date the shares will be considered “ex-dividends”.

The Dividends will be included in the minimum mandatory dividend for fiscal year 2021 ad referendum of the Annual Shareholders' Meeting to be held in 2022, and the payment will be made until December 31, 2022, the date to be set by the Company's Board of Directors.”

4.2. Proposed Amendment to the Company's Policy for Related Party Transactions: After the recommendation of the Nominations, Compensation and Corporate Governance Committee, it was approved unanimously and without reservations, after the presentation made by Mrs. Carolina Simões Cardoso, Corporate and Business Affairs Officer, the update of the Policy for Related Party Transactions of Telefônica Brasil S.A., pursuant to the document filed at the Company's headquarters and available on the Company's Investor Relations (www.telefonica.com.br/ri) and the Securities and Exchange Commission (CVM) websites.

4.3. Approval of the Company's Global Security Policy: After the speech given by the Chief Security Officer, Mr. Ruben Longobuco, this Board approved the Company's Global Security Policy, pursuant to the document presented.

4.4. Approval of the proposal for the replacement of the Independent Auditors: the Director of Finance and Investor Relations, Mr. David Melcon Sanchez-Friera, jointly with the Accounting and Revenue Planning Director, Mr. João Orlando Lima Carneiro, submitted a proposal to replace the Company's current independent auditors, PricewaterhouseCoopers Auditores Independentes (“PwC”) by Baker Tilly 4Partners Auditores Independentes S.S. (“Baker Tilly”), to provide independent auditing services for the 2022 fiscal year, whose services will begin after the review of the quarterly interim information (ITRs) for the first quarter of 2022. Furthermore, PwC will continue as the Company's independent auditor with respect to the consolidated financial statements prepared in accordance with International Financial Reporting Standards

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TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 02.558.157/0001-62

Company Registry (NIRE): 35.3.0015881-4

EXTRACT OF THE MINUTES OF THE 409th BOARD OF DIRECTORS' MEETING OF

TELEFÔNICA BRASIL S.A. HELD ON DECEMBER 10th, 2021

(IFRS), issued by the International Accounting Standards Board (“IASB”), for the purposes of 20-F filing at the Securities and Exchange Commission – SEC, as well as providing independent audit services for the subsidiary and controlled companies of Telefônica Brasil S.A. (all privately held). The Board of Directors approved the proposal for the replacement of the independent auditors, and authorized the Company's Executive Board to execute the measures required for the hiring.

5.       CLOSURE: There being no further matters to discuss, the Chair stated that the meeting was adjourned, and these minutes were drawn up. São Paulo, December 10, 2021. Signatures: (a.a.) Board of Directors: Eduardo Navarro de Carvalho - Chair of the Board of Directors; Ana Theresa Masetti Borsari; Antonio Carlos Valente da Silva; Christian Mauad Gebara; Claudia Maria Costin; Francisco Javier de Paz Mancho; José María Del Rey Osorio; Juan Carlos Ros Brugueras; Julio Esteban Linares Lopez; Luiz Fernando Furlan; Narcís Serra Serra and Sonia Julia Sulzbeck Villalobos; Secretary of the Board of Directors: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that the resolutions recorded herein are included in the minutes of the 409th meeting of the Board of Directors of Telefônica Brasil S.A., held on December 10, 2021, recorded in the Company's books.

_______________________________ Breno Rodrigo Pacheco de Oliveira Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	December 10, 2021	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director